UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                February 22, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

Crucell N.V.  http://www.crucell.com
              ----------------------


Published: 08:00 22.02.2006 GMT+1 /HUGIN /Source: Crucell N.V. /AEX:
CRXL /ISIN: NL0000358562

First Trading Day of Crucell Shares on SWX Swiss Exchange

Leiden, The Netherlands, February 22, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that under the Exchange Offer on Berna A.G. approximately 97.0% of all issued Berna shares have definitely been tendered, and that the offer has now been settled.

In terms of the full settlement of the offer, 16,691,492 million ordinary shares in Crucell have been issued and listed today on Euronext Amsterdam. As a result there are now 58,112,105 shares outstanding.

Today is also the first trading day of Crucell shares on the SWX Swiss Exchange (ticker symbol: SWX CR).

Crucell N.V. intends to pursue, following settlement, the squeeze-out of the remaining minority shareholdings and to delist Berna Biotech A.G. in connection therewith.


About Crucell

Crucell (Euronext en NASDAQ: CRXL; Swiss Exchange: SWX CR) is a biotechnology company focused on research, development, production and worldwide marketing of vaccines and antibodies that combat infectious diseases. The vaccines are sold in both private and public sectors. In Crucell's portfolio hepatitis B vaccines and a virosomal influenza vaccine play an important role. Travel vaccines are also marketed including the only available oral anti-typhoid vaccine. The Company's well-filled pipeline consists of early and late-stage products. Some of Crucell's products are based on its unique PER.C6(R) production technology. The Company also licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden, The Netherlands, has subsidiaries in Switzerland, elsewhere in Europe and Korea, and has approximately 1000 employees. For more information, please visit www.crucell.com http://www.crucell.com/ .

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

Click here for PDF version:

PDF version http://hugin.info/132631/R/1035992/167500.pdf
            ---------------------------------------------

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718 h.suykerbuyk@crucell.com


To unsubscribe: http://www.huginonline.com/unsubscribe
                --------------------------------------
http://www.huginonline.com/plsql/try/unsubscribe.unsub
------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

 February 22, 2006                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer